EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$145,331	$121,570	$493,692	$441,329
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	17,573	14,167	49,513	33,061

Earnings as defined	$162,904	$135,737	$543,205	$474,390

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$15,281	$12,136	$42,971	$27,067
Interest capitalized	20		48
Portion of rental expense representative of the interest factor	2,292	2,031	6,542	5,994
Preferred stock dividends of majority-owned subsidiary companies	20	20	60	60

Fixed charges as defined	$17,613	$14,187	$49,621	$33,121

RATIO OF EARNINGS TO FIXED CHARGES	9.25	9.57	10.95	14.32